FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F x Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes o No x

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to Registrant's Form 6-K for the month of May 2019 and incorporated by reference herein is the Registrant's immediate report dated August 19, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:/s/ Asaf Berenstin

Asaf Berenstin CFO

dated: August 19, 2019

PRESS RELEASE

Formula Systems Reports Second Quarter 2019 Results

Operating income for the second quarter increased 32% year over year to $32.7 million. Net income attributable to Shareholders for the first half of 2019 increased 28% year over year to $19.1 million

Or Yehuda, Israel, August 19, 2019 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the six month-period and second quarter ended June 30, 2019.

Financial Highlights for the Second Quarter Ended June 30, 2019

•

Consolidated revenues for the second quarter increased by 13.5% to $412.6 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the second quarter ended June 30, 2018 amounted to $363.5 million.

•

Consolidated operating income for the second quarter increased by 32.1% to $32.7 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the second quarter ended June 30, 2018 amounted to $24.8 million.

•

Consolidated net income attributable to Formula’s shareholders for the second quarter was $9.0 million, or $0.59 per fully diluted share, compared to $7.6 million, or $0.51 per fully diluted share, in the same period last year, reflecting an increase of 18.8%.

Financial Highlights for the Six Month-Period Ended June 30, 2019

•

Consolidated revenues for the first half increased by 9.1% to $803.9 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the first half ended June 30, 2018 amounted to $736.9 million.

•

Consolidated operating income for the first half increased by 27.3% to $64.4 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the first half ended June 30, 2018 amounted to $50.6 million.

•

Consolidated net income attributable to Formula’s shareholders for the first half was $19.1 million, or $1.17 per fully diluted share, compared to $14.9 million, or $0.99 per fully diluted share, in the same period last year, reflecting an increase of 28.5%.

•

As of June 30, 2019 Formula held 48.88%, 48.05%, 45.16%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

•

Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $389.9 million as of June 30, 2019, compared to $295.3 million as of December 31, 2018.

•

Total equity as of June 30, 2019 was $867.9 million (representing 43.9% of the total balance sheet), compared to $805.4 million (representing 48.4% of the total balance sheet) as of December 31, 2018.

Declaration of Dividend for the First Half of 2019

•

The Company’s board of directors declared a semi-annual cash dividend in the amount of 52 cents per share and in the aggregate amount of approximately $8.0 million.

•

The dividend is payable on September 25th, 2019 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on September 12th, 2019.

•

Debentures Covenants

As of June 30, 2019, Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under a loan granted by a financial institution, based on achieving the following in its consolidated financial results:

Covenant 1

•

Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

•

Actual equity attributable to Formula’s shareholders is equal to $412.4 million.

Covenant 2

•

Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Formula’s Series A and C Secured Debentures): below 65%.

•

Actual ratio of net financial indebtedness to net capitalization is equal to 11%.

Covenant 3

•

Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

•

Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.56.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report our results for the second quarter and first half of 2019, demonstrating the continued strong momentum recorded across our entire investment portfolio.”

“Matrix delivered double-digit growth across all key indices (revenues, gross profit, operating profit, net profit and EBITDA) compared to the same period of 2018, despite the national holidays and Israeli Election Day which reduced the number of working days in the second quarter of 2019 by 2.5% compared to the same period in previous year. Matrix is eager to continue leading the Israeli IT Services Market and is focused on carrying out small-to-mega projects (such as in the case of the establishment of Israel’s national credit database for the Bank of Israel), digital transformation projects, significant cyber projects, and other special-top technology projects, using its uncompromising professionalism, financial strength, wide range of solutions and expertise and stable and committed management.”

“Sapiens’ results for the second quarter and first half of 2019 demonstrate that its pursue after key objectives such as winning new customers, cross selling to existing customers, leverage offshore capabilities, particularly in India, and scale revenue over efficient cost structure, served as fundamentals for its growth and margin expansion achievements (top line non-GAAP1 increased by 9.6% and non-GAAP operating margin improved by 260 basis points compared to the same period last year). Sapiens has demonstrated significant growth over the past few years, together with an improvement in profitability which enabled its Board of Directors to adopt a dividend policy under which, every year, it will announce a distribution of an annual dividend of up to 40% of its annual net profit (Non-GAAP).

“Magic Software continued its momentum from the beginning of 2019, reporting strong results for the second quarter and first half of 2019. The results demonstrate that Magic’s strategic business efforts to become a preferred vendor of the digital transformation market are paying off.”

“TSG IT Advanced Systems Ltd. had a strong revenue growth of 19% during the first half of 2019, compared to the same period in previous year. Such growth was mainly driven from the overseas command & control activities of the company as well as in the Israeli market. TSG is putting great efforts in order to expand its operations overseas and recently signed a multi-million-dollar transaction with an existing customer in Asia.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company's performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business or financial position.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited
Revenues	$412,572	$363,483	$803,926	$736,858
Cost of Revenues	319,621	282,581	623,115	572,616
Gross profit	92,951	80,902	180,811	164,242
Research and development costs, net	11,706	10,502	22,290	21,448
Selling, marketing and general and
administrative expenses	48,530	45,635	94,126	92,215
Operating income	32,715	24,765	64,395	50,579
Financial expenses, net	3,732	1,290	7,328	3,261
Income before taxes on income	28,983	23,475	57,067	47,318
Taxes on income	6,759	5,605	13, 020	11,723
Income after taxes	22,224	17,870	44,047	35,595
Share of profit (loss) of companies
accounted for at equity, net	360	(133)	1,086	(63)
Net income	$22,584	$17,737	$45,133	$35,532
Net income attributable to non-controlling
interests	13,541	10,126	26,054	20,682
Net income attributable to Formula
Systems' shareholders	$9,043	$7,611	$19,079	$14,850

Earnings per share (basic)	$0.59	$0.52	$1.26	$1.01
Earnings per share (diluted)	$0.59	$0.51	$1.17	$0.99

Number of shares used in computing
earnings per share (basic)	15,279,684	14,730,865	15,097,957	14,730,449
Number of shares used in computing
earnings per share (diluted)	15,288,248	15,569,517	15,388,363	15,568,811

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	372,928	268,492
Short-term deposits	9,383	16,881
Marketable securities	7,548	9,913
Trade receivables	441,397	441,468
Other accounts receivable and prepaid expenses	56,751	40,397
Inventories	6,928	3,882
Total current assets	894,935	781,033

LONG-TERM ASSETS:
Deferred taxes	15,818	14,214
Other long-term accounts receivable and prepaid expenses	26,993	23,121
Total long-term assets	42,811	37,335

INVESTMENTS IN COMPANIES ACCOUNTED
FOR AT EQUITY METHOD	26,933	25,710

PROPERTY, PLANTS AND EQUIPMENT, NET	34,439	29,182

OPERATING LEASE RIGHT-OF-USE ASSETS	114,077	-

NET INTANGIBLE ASSETS AND GOODWILL	864,017	790,901

TOTAL ASSETS	1,977,212	1,664,161

CURRENT LIABILITIES:
Credit from banks and others	163,895	71,180
Debentures	21,952	55,822
Current maturities of operating lease liabilities	34,267	-
Trade payables	93,060	118,786
Deferred revenues	81,394	59,509
Other accounts payable	177,509	168,873
Dividend payable	-	5,015
Liabilities in respect of business combinations	5,431	5,602
Put options of non-controlling interests	42,059	40,926
Total current liabilities	619,567	525,713

LONG-TERM LIABILITIES:
Loans from banks and others	117,163	139,527
Debentures	190,558	114,902
Long-term operating lease liabilities	84,070	-
Other long-term liabilities	6,479	8,734
Deferred taxes	35,572	34,800
Deferred revenues	5,990	4,906
Liabilities in respect of business combinations	13,835	5,625
Put options of non-controlling interests	25,386	15,673
Employee benefit liabilities	10,656	8,884
Total long-term liabilities	489,709	333,051

EQUITY
Equity attributable to Formula’s shareholders	412,389	367,630
Non-controlling interests	455,547	437,767
Total equity	867,936	805,397

TOTAL LIABILITIES AND EQUITY	1,977,212	1,664,161
FORMULA SYSTEMS (1985) LTD.
STAND-ALONE STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	99,408	31,411
Other accounts receivable and prepaid expenses	3,176	8,106
Total current assets	102,584	39,517

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	118,387	114,133
Sapiens International Corporation N.V.	176,729	169,867
Magic Software Enterprises Ltd.	110,988	108,829
Other	57,469	54,316
Total Investments in subsidiaries and a jointly controlled entity	463,573	447,145

OTHER LONG-TERM RECEIVABLES	2,733	2,733

PROPERTY, PLANTS AND EQUIPMENT, NET	3	3

TOTAL ASSETS	568,893	489,398

CURRENT LIABILITIES:
Credit from banks and others	12,720	12,422
Debentures	10,887	44,589
Trade payables	432	182
Other accounts payable	669	1,442
Dividends payable	-	5,015
Total current liabilities	24,708	63,650

LONG-TERM LIABILITIES:
Loans from banks and others	-	11,793
Debentures	131,796	46,325
Total long-term liabilities	131,796	58,118

EQUITY	412,389	367,630

TOTAL LIABILITIES AND EQUITY	568,893	489,398

Footnotes

1 These non-GAAP measures are subject to the discussion under “Non-GAAP Financial Measures” in Sapiens’ press release issued on August 5, 2019